SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25
Notification of Late Filing

(Check one):[X] Form 10-K [ ]Form 20-F [ ]Form
10-QSB [ ] Form N-SAR

For period ended: December 31, 1996

[ ] Transition Report on Form 10-K and Form 10-KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR
For the transition period ended __________________

SEC File Number 0-20598
CUSIP Number   244763 20 7

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ______________


PART I - REGISTRANT INFORMATION

Definition, Ltd.
(Full Name of Registrant)

_______________________
(Former Name if Applicable)

1334 South Killian Drive, Unit 4
Lake Park, Florida 33403
(Address of principal executive office)

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K, or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form
10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F 10-Q, 10-QSB,
N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

The annual report of the Registrant on Form 10-KSB could not be filed because the Registrant has not completed its annual audit.

PART IV - OTHER INFORMATION

(1)  Name and telephone number of person to
contact in regard to this notification.

Gerald L. Beeson, CEO   (561) 844-7701
(Name)                  (Telephone Number,
                        including area code)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities
Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).

[X]  Yes   [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[  ] Yes       [X]  No


If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DEFINITION, LTD.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 28, 1997


By: /s/ Gerald L. Beeson
     Gerald L. Beeson
     Chief Executive Officer